Filed by Ouster, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

The following is script of Ouster’s Q3 2022 Earnings Call held on November 7, 2022.

Q3 2022 Earnings Script

Operator

•	Good afternoon and welcome to Ouster’s Third Quarter 2022 Earnings conference call.

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All lines have been placed on mute to prevent any background noise. After today’s presentation and remarks, there will be an opportunity to ask questions. If you would like to ask a question during this time, simply press * (star) followed by the number 1 on your telephone keypad. If you would like to withdraw your question, again, press the star 1.

•	The call today is being recorded, and a replay of the call will be available on the Ouster Investor Relations website an hour after the completion of this call.

•	I now would like to turn the conference over to Sarah Ewing, Director of Investor Relations. Please go ahead.

Sarah Ewing

•	Thank you, operator, and good afternoon, everyone. Thank you for joining us for our 2022 third quarter earnings call.

•	I am joined today by Ouster’s Chief Executive Officer, Angus Pacala, and Chief Financial Officer, Anna Brunelle.

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Before we begin the prepared remarks, we would like to remind you that earlier today, Ouster issued a press release announcing its third quarter results and its proposed merger with Velodyne. The Company also published an investor presentation, which is available on the Investor Relations section of Ouster.com.

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I’d also like to remind everyone that during the course of this conference call, Ouster’s management will discuss certain forward-looking information regarding the Company, including forecasts, targets, statements from the press release, potential future customer orders and shipments, near and long-term revenue opportunities, strategic customer agreements, market share trends, the Company’s proposed merger of equals with Velodyne, the ability to recognize the benefits of cost-saving initiatives, future products, anticipated benefits and applications of new product releases, technological advancements and commercial paths, potential future market opportunities, customer traction, and the Company’s business outlook and 2022 financial guidance and trajectory that are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements and should not be regarded as a representation that such plans, estimates and expectations will be achieved.

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But, while these statements represent management’s expected future results and performance, Ouster’s actual results are subject to several risks and uncertainties that may cause actual results to differ materially from current expectations that we may share with you today. In addition to any risks highlighted during this call, you should carefully consider other important risk factors and disclosures that may affect Ouster’s future results as described in the most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other reports the Company filed with or furnishes to the SEC. Except as required by law, rule or regulation, the Company undertakes no obligation to update any of these forward-looking statements for any reason after the date of this call.

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Lastly, information discussed on this call concerning the Company’s industry, competitive position in the markets in which it operates is based on information from independent industry and research organizations, other third-party sources and management estimates, which are derived from publicly available information released by independent industry analysis and other third-party sources, as well as data from the Company’s internal research, and are based on reasonable assumptions and computations made upon reviewing such data, and its experience in, and knowledge of, such industry and markets. By definition, assumptions are subject to uncertainty and risks, which could cause results to differ materially from those expressed in the estimates.

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During this call, we may discuss certain non-GAAP financial measures, which exclude the effects of events and transactions we consider to be outside of our core operations as outlined in our press release. These non-GAAP measures should be considered as a supplement to, and not a substitute for, measures prepared in accordance with GAAP. For a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures, please refer to today’s press release.

•	And now I’d like to turn the call over to Angus.

ANGUS PACALA

Thanks, Sarah. Good afternoon everyone and thank you for joining us today.

Ouster had a terrific third quarter. We delivered over $11.2 million in revenue – our second highest quarter ever – representing a 44% increase over the third quarter last year. We shipped 2,136 sensors worldwide for an average selling price of $5,246 – and did so while also recording the highest gross margins in Ouster’s history at 33%.

We continued to grow our business with approximately 80 new customers, bringing our total 12-month customer count to approximately 700 across over 50 countries. We signed 4 new strategic customer agreements or “SCAs” during the third quarter, bringing our total current SCA count to 84.

While we delivered strong quarterly growth supported by our world-class commercial and operations teams, we also executed on our product roadmap and doubled our serviceable obtainable market through the launch of our breakthrough L3 chip, our upgraded OS sensor suite, REV7, and with it, our all-new OSDome sensor. This is our largest expansion in SOM since first entering the market, and a game-changer in our ability to win an expanded set of deals.

Our focus on digital semiconductor design continues to set us apart in the lidar industry. Digital products align with the exponential performance path of Moore’s law to eventually displace legacy technologies.

Engineered with state-of-the-art 3D backside illumination, the L3 chip packs an incredible amount of processing capability within a compact die area. With 125 million transistors on chip and a maximum computational power of 21.47 Gmacs, the L3 is capable of counting and processing approximately 10 trillion photons per second. This allows the sensor to output up to 5.2 million points per second while consuming less power than previous generations.

A 10x increase in photon sensitivity enables our REV7 sensors to deliver 2x increase in range, a 50% improvement in precision, and a 7x improvement in object detection, and new features that we can now offer our approximately 700 customers and many more prospective customers across our fast-growing markets.

With the extended range of REV7, we are unlocking an all-new category of long-range and higher-speed use-cases, essential for many robotaxi, shuttle, bus, and truck operators. The REV7 OS2 opens up the unique ability to track vehicles and objects beyond a quarter mile in all directions.

The 10x signal improvement of the L3 also improves nearer range detection. Automotive and industrial customers alike can expect incredible detection performance on challenging objects such as tires, black cars, cables, fencing, or the forks on a forklift. This also makes REV7 an excellent fit for mapping applications, where the combination of longer range, high point density, and upgraded precision are based on direct feedback from this customer set.

We are seeing incredible demand for REV7 from our customers. Ouster’s first REV7 customer signed a multi-year SCA for several hundred OS1 and OS0 REV7 sensors through 2023. After working with us for some time, the performance and reliability increases of REV7 made it the clear sensor of choice for scaling production of their commercial applications, including transit buses, class 8 trucks, and yard trucks.

We are also seeing traction with early adopters of the OSDome, including some of the world’s largest companies, one of which has already ordered several hundred sensors for initial rollout of crowd analytics technology in their retail stores.

Our partner, Skyfii, a global software technology company, is also an early adopter of the OSDome and plans to offer the sensor as part of its crowd analytics solution to help businesses enhance the guest experience, boost revenue, and optimize operational efficiency. Skyfii and Ouster have several active crowd analytics deployments across the globe, including at international airports, major event venues, and retail stores. With the unique capabilities of the OSDome, we are better positioned to sell into more use-cases and scale deployments with existing customers.

We are thrilled with the product performance of our new REV7 suite and fantastic early response from customers. We’re excited to get the products into more hands this quarter as we ramp production and shipments.

The benefits of REV7’s performance upgrades will also support Ouster’s recently released 3D industrial sensor suite configured to meet the unique requirements of forklift, port equipment, and autonomous mobile robot manufacturers with high volume pricing to enable adoption on production fleets. Complemented by the all-new OSDome with a hemispherical field-of-view for floor-to-ceiling and wide-area coverage, our industrial sensors are an excellent fit for material handling applications. We expect these new offerings to accelerate expansion into the estimated $15 billion dollar warehouse automation market.

With the incredible range and precision improvements of the L3 powered REV7, we now offer the highest performing family of sensors on the market. It also provides a glimpse of what will be possible by applying the same advancements to our upcoming Digital Flash or “DF” sensors for automotive applications. The advancements in the L3 architecture pave the way for Ouster’s upcoming Chronos chip – the automotive-grade, fully custom digital lidar silicon receiver that will power our DF sensors, which is slated to be integrated into the first DF units in 2023. Automakers and Tier1s alike have responded with consistent amazement after seeing the incredible performance of our first DF A-samples, and are eager to begin testing with B-samples next year.

While product features and performance upgrades will represent major growth drivers for our business for the foreseeable future, we also have a significant axis on which to catalyze new business: vertical specific product and safety certifications, as well as software solutions.

We are on track to achieve ASIL-B and IATF-16949 functional safety certifications for automotive, SIL-2 safety certifications for industrial, and NEMA TS-2 certifications for smart infrastructure applications within the next 12-24 months.

The mechanical and electrical upgrades we made to our OS sensors with REV7 put us even closer towards achieving these market-expanding certifications. These included reducing their power draw, and doubling their resistance to shock and vibration while maintaining the same small, light-weight, and power-efficient form factor design of previous generations. All REV7 sensors include approximately 95% automotive grade components, feature an upgraded FPGA that is qualified for functionally safe automotive and industrial applications, and offer an option for 1000BaseT1 automotive ethernet.

We also see an immense opportunity to speed our customer’s time to market, build stickiness, and drive higher-margin revenues through verticalized software solutions. We continued to build a robust software ecosystem built on three foundational pillars: (1) a best-in-class software development experience that provides resources and tools to reduce our customers’ time to test, validate and integrate our sensors, (2) an expanded partner platform to bring targeted solutions to our customers, and (3) verticalized software solutions that drive new customers and higher-margin revenues.

In the third quarter, we released an updated version of the Ouster SDK and new firmware. We continued to expand our partner platform, and started working with Applied Intuition – a provider of software solutions for autonomous systems development, including sensor simulation – to create, test, and release synthetic models of our lidar data to empower customers to generate synthetic data that accelerates the deployment of perception systems. This is just the beginning of what’s in store for our software ecosystem – and we’re excited to share much more about it early next year.

I am as confident as I have ever been in our ability to make Ouster’s digital lidar the sensors of choice across autonomy and intelligent infrastructure applications. I believe we have a clear and winning strategy to make our technology more affordable, more performant, and more ubiquitous.

That said, execution on our strategy requires thoughtful capital management. With this in mind, we took proactive steps to optimize our cost structure and reduce our gross cash spend in the third quarter. While these steps bolstered our cash runway and path to profitability, we are taking advantage of another exciting opportunity to accelerate the adoption of lidar across fast-growing markets and further strengthen our financial position: merging with Velodyne.

This morning we announced our plan to merge with Velodyne in an all-stock merger of equals transaction that is expected to drive significant value creation for our customers, our company, and our shareholders. As one combined company, led by me as CEO, and Ted Tewksbury as Executive Chairman of the Board, we will be a leading lidar company with a deep history, strong balance sheet, industry leading technology, and world-class commercial organization. Together, we can offer robust product offerings, including verticalized software, to serve a broader set of customers.

We expect the proposed merger to unlock significant synergies, creating a company with the scale and resources to deliver stronger solutions for customers and society, while accelerating time to profitability and enhancing value for shareholders.

Overall, this proposed merger accelerates our ability to:

1.	Reduce product costs through volume purchasing and scaled manufacturing;

2.	Develop a combined product roadmap of low-cost, performant sensors that aligns with the future needs of the market;

3.	Cast a wider net to reach a broader set of customers, and;

4.	Strengthen our competitiveness against other established sensing modalities, like cameras and radar.

We are excited to build on both of our strengths, and look forward to providing the market with more information around a combined company strategy upon closing, which is expected in the first half of 2023. For more information on the proposed merger, please refer to our joint release and webcast published on both company websites earlier today.

I’ll now turn it over to our CFO Anna Brunelle who will provide an update on our third quarter performance, and our expectations for the remainder of the year.

ANNA BRUNELLE

Thank you, Angus, and good afternoon everyone.

As Angus stated, in the third quarter of 2022 we recorded our second highest quarterly revenue of $11.2 million, up 44% over the third quarter of 2021, and up 8% over the second quarter of 2022. We shipped 2,136 sensors in Q3, a 31% increase over the third quarter of 2021, which amounts to approximately 16,000 sensors shipped to date.

Continuing our positive gross margin traction, we saw further improvement in the third quarter, delivering the highest gross margin in Ouster’s history at 33%, up from the 24% gross margins recorded in the third quarter of 2021, and up from the 27% gross margins recorded in the second quarter of 2022.

Over the course of the third quarter, our average sales price per unit remained strong at over $5,200, while we saw a slight decrease in our cost per unit sold at approximately $3,500 due primarily to lower purchase price variance in the quarter. Ouster continues to have the highest hardware gross margin profile of our public lidar peer group, validating our leading cost structure associated with our CMOS digital lidar architecture, which enables high scalability in both performance and cost.

In the third quarter, we sold sensors to approximately 80 new customers, with growth seen across verticals and particularly out of the Americas, as well as Europe, the Middle East and Africa. Additionally, through the end of the third quarter, we increased the number of SCAs to 84, from 80 recorded at the end of the second quarter of this year.

Our largest revenue growth from new and existing customers was found in the industrial and robotics verticals, accounting for 38% and 37% of sales in the third quarter, respectively. In line with ongoing global trends, this growth included substantial orders from material handling and drone inspection customers, as well as for robotic security applications. We also continued to see meaningful traction in our automotive and smart infrastructure verticals with other large orders from customers for trucks and buses, as well as in the expanding crowd analytics space.

Ouster is able to capitalize on a broad range of opportunities to support steady growth, which is exemplified by our approximately 700 customers, including a growing number of multi-year SCAs across our four market verticals. While market uncertainties can impact our customers’ ramp rates and estimated forecasts, our flexible CMOS digital architecture enables us to sell into multiple verticals, eliminating dependency on adoption within a single market.

Turning to our expectations for the remainder of the year, we are reiterating our full year 2022 revenue guidance of $40 million to $55 million and gross margin target of 25% to 30%. Despite ongoing macroeconomic pressures, resulting in staggered or delayed ramp rates for some of our customers, we remain confident in our bottom-up analysis for 2022 and our ongoing competitiveness in the market.

During our second quarter earnings call, we announced three pillars to strengthen Ouster’s financial position, including target spend, strategic fundraising, and accelerated growth. In the third quarter, we continued to make progress in line with these objectives.

First, for target spend, we announced cash reduction initiatives to lower gross cash spend across operational expenditures, capital expenditures, and inventory. This represents a reduction of more than 15% compared to annualized gross cash spend based on the second quarter of 2022.

Second, focusing on strategic fundraising efforts, we raised $1.8 million through the at-the-market offering, which was suspended in September, down from approximately $15 million in the second quarter. At the end of the third quarter, we maintained a cash balance of approximately $135 million.

Further, in October, we received lender consent for the planned merger of equals and drew the remaining $20 million on the first tranche of our term loan facility.

Finally, Ouster took additional steps to accelerate growth across each of our submarkets through targeted commercial efforts, and the launch of our groundbreaking REV7 OS sensor products, powered by the L3 chip, which doubles Ouster’s collective serviceable obtainable market (SOM) by opening up new opportunities primarily for longer-range and mapping applications. Collectively, traction across each of these pillars: target spend, strategic financing, and accelerated growth provide Ouster with additional flexibility to execute on our business plan.

And of course, as announced this morning, Ouster looks to bolster our position within the market through the proposed all-stock merger with Velodyne. We look forward to providing more information about a combined company strategy following the closing, which is currently expected to occur in the first half of 2023.

I’d now like to turn the call back over to Angus.

ANGUS PACALA

Thank you, Anna.

Ouster is focused on building a great team and great products, scaling the adoption of digital lidar across our fast-growing end markets, and building a profitable business that can sustain our growth.

We remain energized about the remainder of 2022, excited about upcoming product announcements slated for early next year, and eager to close the proposed merger with Velodyne to accelerate the adoption of lidar, bolster our financial position, and drive sustainable growth and shareholder value on our mission to building a safer and more sustainable future.

With that, I’d like to open it up for Q&A.

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Operator: Thank you. Before we open the call to questions, I want to remind everyone that Ouster management will only address questions in connection with Velodyne on a standalone basis, exclusive of the proposed merger with Ouster, which remains subject to completion.

[Operator Instructions] Our first question today comes from the line of Kevin Cassidy with Rosenblatt. Please go ahead.

Kevin Cassidy of Rosenblatt: Yeah. Thanks for taking my question and congratulations on the strong results and also on the announced merger – or proposed merger. Just one question, your range for the year is $40 million to $55 million. What are the factors for reaching those numbers? You know, it seems like a large range at this point in the year.

Angus Pacala: Yeah. Thanks for the question, Kevin. Anna, do you want to cover that?

Anna Brunelle: Yeah, happy to. I mean, I think, Kevin, we’re really expecting to have a great Q4 and hit our guidance given the REV7 launch and just the immense customer interest we’re seeing from that. And we saw our customer count this quarter increase from about 600 to about 700. And so, you know, our funnel is really strong, and we just are looking forward to having a great Q4.

And then, similarly, we saw margins – you know, you may remember we guided the 25% to 30% on margins. Q3 came in at 33%, the highest in our history. And so, all of those things together really gave us strong confidence in reiterating our guidance.

Kevin Cassidy of Rosenblatt: Okay. Great. And, yeah, the REV7 was a very impressive launch and that you’re ready to ship it out, you know, as soon as you announce it, that’s very strong. Can you say, you know, what percentage of your revenue do you think that REV7 will or is it going to be significant in the first quarter or will it be more of a ramp into 2023?

Angus Pacala: Hi, Kevin. Yeah, that’s – it’s a great question. And so, we’ll absolutely be ramping into REV7 eventually being the vast majority of our revenue, but we typically ramp the production between our revisions across multiple quarters and REV7 will be no different. So, we will ship a significant revenue, REV7 revenue this quarter, but it will take a couple of quarters before we, you know, really transition to the majority of the revenue coming from that, that line.

Kevin Cassidy of Rosenblatt: Okay. Great. Thank you.

Operator: Your next question comes from the line of Andres Sheppard with Cantor Fitzgerald. Please go ahead.

Andres Sheppard of Cantor Fitzgerald: Hey, guys. Good afternoon. Thanks for taking my question and congrats, again, on another strong quarter. A couple of quick questions for me, in regards to the strategic customer agreements, it looks like that number increased to 84. Can you just let us know what does that now translate in terms of revenue opportunities through 2026? And maybe when do you expect those to start materializing or ramping up? Thanks.

Angus Pacala: Yeah. So, a couple of points here – and thanks for the question – the first is that, at the beginning of the year, we changed our approach to strategic customer agreements to require that they all have a binding component. So, we increased the threshold for signing SCAs, and that’s just a really important note. So, all SCAs signed this year have a binding component and we’re realizing revenue off of those signed deals already. So, those are already taking effect.

And then, to your question on potential contracted revenue opportunity. You’ll notice that we left that out of our earnings release. We chose to leave it out because while the number has gone up, we’ve seen from our customers a reluctance to provide concrete updates in some cases to their forecast, just given kind of market uncertainty, macroeconomic climate. And instead of giving a number, we just wanted to give a number that we can stand behind and in this case, we’ve run into a situation where we don’t feel we could stand behind the number, even though it technically has gone up, we don’t feel we could stand behind it.

So, we’re looking in how we can revise our approach to contracted revenue opportunity in the case that customers are having difficulty forecasting their businesses. Again, the reason they might be having difficulty is because of supply chain uncertainty, things like that, that are impacting their ability to ship in some cases. So, you know, we’re trying to be perfectly open on why we left that out and hopefully that makes sense.

But overall, what’s critical is SCA counts are continuing to increase. We raised the bar at the beginning of the year and now we’re at 84 of the signed active contracts, which is a fantastic place to be given where we were a year-and-a-half ago when we went public.

Andres Sheppard of Cantor Fitzgerald: Understood. Thanks, Angus. No, that’s very helpful indeed. And maybe for my follow-up, you know, as it pertains to the merger with Velodyne, I’m curious, how do you foresee your capital needs changing if at all? Thank you.

Angus Pacala: Yeah. I mean, a big part of this merger is the opportunity to build a strong company financially. So absolutely, one of the goals here is to limit the need for outside capital, and then, limit dilution at the close of the deal. You know, we haven’t provided a complete outlook, forward-looking outlook. We’ll do that upon close of the deal in the first half of next year, but absolutely, a major benefit here is that it provides much more clarity on the path to profitability as a combined company.

Andres Sheppard of Cantor Fitzgerald: Wonderful. Thanks, Angus. Congrats again. That’s it for me. I’ll pass it on. Thank you.

Operator: Your next question comes from the line of Tristan Gerra with Baird. Your line is now open.

Tristan Gerra with Baird: Hi. This is Tyler thanks, on for Tristan. Thanks for taking the questions. Building off the previous question, should we expect cash burn to accelerate or slow in the next two years as revenue hits an inflection point, but more spending will be needed to ramp production?

Angus Pacala: Thanks for the question—thanks for the question there. We expect for cash burn to decrease over time as the company grows. So we’ve outlined as part of the deal of – as much as $75 million in cost synergies between the companies with a combined $355 million in cash on hand at the Q3 between the two companies and expect to – that this provides better clarity on the path to profitability for the company, meaning reduced cash burn over time. No question. So, hopefully, that provides some clarity there.

Tristan Gerra with Baird: Yeah. It does. Great—

Anna Brunelle: I can build on that a little bit too—I was just going to say I could build on that a little bit too, if you don’t mind. You know, we’ve, as we said, seen just incredible reception with REV7 and we expect to continue to see increased demand for digital lidar. And so, you know, obviously, as that top-line grows, we feel we have the right cost structure in place to get us on that path to profitability. And so, if you look at the cash used for EBITDA so far this year, we’ve used about $23 million or $24 million per quarter each quarter this year and we expect Q4 to be similar. And then I think we’ve mentioned before on the CapEx side, we don’t need a significant amount of CapEx to run our business. You know, we previously said it’s about $5 million or so per year and it’s a little lumpy per quarter, but about $1.5 million per quarter.

And so, you know, that covers us for tape outs and equipment for manufacturing capacity increases and such generally. And so, I think as we see our top-line grow, as we continue to introduce these great products, you know, we feel we have the right cost structure in place to get us on that path to profitability.

Tristan Gerra with Baird: Great. Yeah, that’s super helpful for my follow-up. What is the current situation with Velodyne’s IP? I know that they were in contention with the Chinese supplier of lidars for patent infringements and a licensing deal was put in place. Is that going to be relevant going forward from a revenue standpoint?

Angus Pacala: Yeah. Thanks for the question. We haven’t provided insight in that level of detail on the combined company or expectations around revenue mix. But we will be providing a much more fulsome update when the deal closes.

Tristan Gerra with Baird: Great. Thanks again for taking the questions.

Operator: Your next question comes from the line of Brian Dobson with Chardan Capital Markets. Your line is now open.

Brian Dobson with Chardan Capital Markets: Yeah, thanks very much. Congratulations on the L3 chip launch and the merger announcement. So, I guess first, turning to the – turning to the chip launch, do you see your revenue mix by end user industry shifting as that new technology is introduced?

Angus Pacala: You know, I absolutely think there will be some shift because, you know, one of the things we’ve highlighted with this release is that we’ve doubled our SOM, or serviceable obtainable market, and that has allowed us to tap into new longer-range markets, the mapping market, where there’s a need for a higher precision accuracy and range as well. And so, over time, I do expect to see new use cases introduced and a shift, but not a shift because of a move off of other markets, it’s just an expansion of the overall opportunities that we’re addressing.

Brian Dobson with Chardan Capital Markets: Yeah. Excellent. And you mentioned obtaining a vertical safety certification for your new sensor technology. Which of your core verticals offers the most opportunity as those certifications are obtained?

Angus Pacala: That’s a really interesting question and it depends on what time scale you’re looking at. And, you know, one of the things about Ouster is our early diversification into industrial smart infrastructure and robotics, alongside our core strategy in auto, and that’s because there’s an established market, especially in the industrial lidar sector over—around a $2 billion market today. And so, I would say, there’s a significant near-term opportunity for the industrial certifications.

But then, setting that aside, the automotive sector, there are a lot of companies that are interested in automotive-grade and automotive quality, whether or not they are true high-volume automotive applications. So, I think there’s going to be a significant impact, a positive impact on the automotive certifications. And, luckily, there’s a lot of overlap between those two certification sets. So, we can tackle them at once, which is what we’re doing.

Brian Dobson with Chardan Capital Markets: Okay. Excellent. And I’ll just sneak a quick one in about the merger. So, you mentioned that the two companies have complementary customer bases. Can you just give us a little bit more color on Velodyne’s core business segments or customer segments?

Angus Pacala: Yeah. I think that a question specific to Velodyne—you should definitely ask them. But on the complementary statement, it’s – one of the things that is common between us is the diversification across markets and there’s natural complementary—complementing that’s going to happen as a result of the merger just because we are two companies, two of the few companies that have diversified across markets more than just auto.

So, we see an opportunity to provide a really robust set of products and customer success that combines the best of each company and the learnings that we have from operating as independent businesses for the better part of the past decade.

Brian Dobson with Chardan Capital Markets: Great. Thank you very much.

Operator: Your next question comes from the line of Richard Shannon with Craig-Hallum. Your line is now open.

Richard Shannon with Craig-Hallum: Hi, guys. Thanks for taking my question. Maybe my first one is for Anna on your guidance for the year here both on sales and gross margins. The ranges here are pretty wide. If you look at what numbers could give both the high and the low end here it’s pretty wide, both for revenues and gross margins. Yeah, I think you just mentioned in an answer to a question about EBITDA being in a similar, maybe slightly improved level versus last quarter, so it seems like you’ve kind of pinpointed what those might look like versus a fairly wide range still left on the – for both those numbers here. So, maybe if you could comment or help us kind of narrow that down a little bit from the wide ranges you had here.

Anna Brunelle: Yeah. I mean, we’re – like I said before, we’re expecting to have a great quarter. We’re already seeing traction from REV7. The $40 million to $55 million range was already in existence going into this quarter and so we, you know, it’s still accurate, so we kept it. But yes, we definitely expect to have a great quarter and as I said, our customer count continues to increase. And, you know, just our line of sight gives us very strong confidence that we’ll be within that range.

Richard Shannon with Craig-Hallum: Okay. Fair enough. A follow-on question for Angus. Last quarter, you talked about a little, you know, macro seemingly affecting some of the sales cycles within a number of your end markets here. And obviously, you had a good quarter growing nicely here with some continued strength in industrial robotics. Maybe you can give us a comment, kind of an updated comment versus last quarter on whether the sales cycles are staying the same, improving, lengthening in any areas where it’s kind of at the edges, either positive or negative by product line in markets or geographies please.

Angus Pacala: Yeah. I think that the comments I made last quarter and those observations still hold true this quarter and that’s why we’re sticking with our guidance, we revised it as of Q2 and sticking with it and expect that, you know, we’ll hit it. So, I think that maybe what has changed is really the—what we’ve done internally by releasing these new products, releasing the industrial sensor suite, releasing REV7 and L3, that’s generated a significant amount of external interest, you know, kind of additional new interest in our products. But that’s kind of irrespective of the macroeconomic climate, which I think remains pretty similar to last quarter.

Richard Shannon with Craig-Hallum: Okay. Fair enough. That’s all for me. Thanks.

Operator: And this does conclude our question-and-answer session. I’d like to turn the conference back over to Angus Pacala for any closing remarks.

Angus Pacala: All right. Well, thank you, all, for joining and for the questions. I’m incredibly excited about the merger with Velodyne that we’ve announced as of today and the positive impact that we’re going to have through it for customers and for our investors and for the maturation of the lidar industry as a whole. I really think consolidation is an important step for this industry and glad to be leading the way here.

I’m also equally proud of what Ouster accomplished in the third quarter with a record gross margins, we had our second highest revenue quarter with over – with over 44% year-over-year growth. And we launched the L3-powered REV7 sensors, which expand raw performance to an extent that I think few thought was possible with digital lidar. You know, with REV7 digital lidar really is hitting its stride, and there’s plenty more to come in 2023 across our product portfolio.

So, thanks again for joining and have a great evening.

Operator: Ladies and gentlemen, the conference is now concluded. Thank you for attending today’s presentation. You may now disconnect your lines at this time.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.